FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

Contact:	Carlo Bertolini
480/693-5729

FOR IMMEDIATE RELEASE:       Wednesday, June 1, 2005

AMERICA WEST TO WEBCAST AT MERRILL LYNCH
TRANSPORTATION CONFERENCE

     PHOENIX — America West Airlines, Inc., a subsidiary of America West Holdings Corporation (NYSE:AWA), will conduct a live audio webcast of the presentation by Chairman and CEO Doug Parker at the upcoming Merrill Lynch Transportation Conference on Wednesday, June 8, 2005.

     Parker’s presentation at the airline conference is scheduled at 9:45 a.m. EDT. The webcast will be available to the public at the company’s Web site, www.americawest.com, where an archive of the webcast will also be available. Listeners to the webcast will need a current version of MediaPlayer or RealPlayer software and at least a 28.8 kbps connection to the Internet.

     America West Airlines is the nation’s second largest low-cost airline and offers a range of services such as first class, assigned seating, airport clubs and an award-winning frequent flyer program. America West’s 14,000 employees serve 60,000 customers a day on more than 900 flights to 96 destinations in the U.S., Canada, Mexico and Costa Rica. This press release and additional information on America West can be accessed at www.americawest.com. (AWAG)

Get on Board

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

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